UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment     )*


                                Vitatonics Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   928488-10-5
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                                 (CUSIP Number)

            Daniel McCormick, 38 Thorn Oak, Dove Canyon, CA 92679
                                 (949)589-8912
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 28, 2003
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928488-10-5
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Natural Success
     ---------------------------------------------------------------------------
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) [_]

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6.   Citizenship or Place of Organization

     California
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               7.   Sole Voting Power     5,500,000
  NUMBER OF                               ---------
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power         0
 OWNED BY                                      ---
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power    5,500,000
   PERSON                                     ---------
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power     0
                                                ---
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,500,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

     19.3%
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14.  Type of Reporting Person (See Instructions)

     CO
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ITEM 1. SECURITY AND ISSUER
---------------------------
This statement relates to shares of the common stock, $.001 par value of Vitatonics Corp, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 38 Thorn Oak, Dove Canyon, CAlifornia 92679.

ITEM 2. IDENTITY AND BACKGROUND
--------------------------------

     (a) Name:                                  Natural Success

     (b) Business address:                      38 Thorn Oak
                                                Dove Canyon, California 92679

     (c) Present Principal Occupation:          A privatley held company owned
                                                by Daniel McCormick.

     (d) Disclosure of Criminal Proceedings:    Natural Success has not been
                                                convicted in any criminal
                                                proceeding at any time.

     (e) Disclosure of Civil Proceedings:       Natural Success has not been
                                                subject to any judgment, decree
                                                or final order enjoining
                                                violations of or prohibiting
                                                or mandating activities subject
                                                to federal or state securities
                                                laws or finding any violations
                                                with respect to such laws.

     (f) Citizenship.                           Natural Success is incorporated
                                                in California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Natural Success recieved 5,500,000 shares of the Issuer's common stock in exchange for services rendered to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION
-------------------------------

Natural Success was issued shares in exchange for services rendered to the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Natural Success beneficially owns a total of 5,500,000 shares of the Issuer's common stock as follows:

 (a) Natural Success directly owns 5,500,000 shares of the Issuer's common stock which comprises 19.3% of the issuer's total issued and outstanding shares. Daniel McCormick is the president and sole owner of Natural Success.

 (b) Natural Success has sole voting and dispositive power as to the 5,500,000 shares it owns.

 (c) None.

 (d) Not Applicable.

 (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 12, 2003
-----------------------------
Date

/s/ Daniel McCormick
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Daniel McCormick, President, Natural Success




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)